UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exhibit Index

Exhibit 99.1	—	Next Day Disclosure Return Dated March 12, 2026
Exhibit 99.2	—	Next Day Disclosure Return Dated March 12, 2026
Exhibit 99.3	—	Next Day Disclosure Return Dated March 13, 2026
Exhibit 99.4	—	Next Day Disclosure Return Dated March 13, 2026
Exhibit 99.5	—	Announcement with the Stock Exchange of Hong Kong Limited — Inside Information — Preliminary Financial Performance for the Fiscal Year Ended December 31, 2025 and Date of Board Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: March 13, 2026